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                                                                    Exhibit 99.1


                                                        [SANOFI-SYNTHELABO LOGO]

[TILDE GRAPHIC] INVESTOR RELATIONS                      Paris, March 12th, 2004



Consolidated and parent company financial statements for the year ending December 31, 2003 as well as the corresponding auditors' reports are published today in the French official gazette << Bulletin des Annonces legales obligatoires : BALO >>. These documents as well as the management report for the financial year ending December 31, 2003 are available on the company's web site www.sanofi-synthelabo.com.

In accordance with article 7 of the COB rule no. 2002-04, this document was transmitted to the "Autorite des Marches Financiers" (AMF) before its release.




INVESTOR RELATIONS DEPARTMENT
Philippe Goupit     Director of Investor Relations
Arnaud Delepine     Investor Relations Europe
Sanjay Gupta        Investor Relations US



CONTACTS :
E-mail : investor-relations@sanofi-synthelabo.com
Europe                             US
Tel : + 33 1 53 77 45 45           Tel. :   1 212 551 42 93
Fax : + 33 1 53 77 42 96           Fax :    1 212 551 49 92